TALCOTT RESOLUTION LIFE INSURANCE COMPANY
Talcott Resolution Life Insurance Company Separate Account Seven
Personal Retirement Manager Select III
Personal Retirement Manager Select II
Personal Retirement Manager II
Huntington Personal Retirement Manager II
TALCOTT RESOLUTION LIFE AND ANNUITY INSURANCE COMPANY
Talcott Resolution Life and Annuity Insurance Company Separate Account Seven
Personal Retirement Manager O-Share
Personal Retirement Manager II
Personal Retirement Manager V-A Series II
Supplement dated January 11, 2024 to the Product Notice dated May 1, 2023
This supplement updates the product notice for the variable annuity contracts listed above. Please read this supplement carefully and retain it for future reference. Any capitalized terms not defined herein have the same meanings as in the product notice.
Reorganization
The Board of Directors of American Century Variable Portfolios, Inc. has approved an agreement and plan of reorganization (“Reorganization”) of each “Target Fund” into and with a substantially similar series and class of Lincoln Variable Insurance Products Trust (“Acquiring Fund”) as shown in the table below:

Target Fund	Acquiring Fund
VP Mid Cap Value Fund	LVIPT American Century Mid Cap Value Fund
VP Value Fund	LVIPT American Century Value Fund
Each Reorganization is subject to the approval of shareholders of the respective Fund. A special meeting of shareholders of the Funds will be held on April 4, 2024. If approved by shareholders, the Reorganizations will be effective at the close of trading at the New York Stock Exchange (“NYSE”) on or about April 26, 2024 (the “Reorganization Date”). The Fund will be closed to all new accounts and all new investments, except reinvested distributions, at of the close of trading at the NYSE on or about April 24, 2024 (the “closing date”).The value of a shareholder’s account will not change as a result of the transactions.
For Contract Owners not invested in the Target Funds:
Contract Owners not invested in the Target Funds need not take any action.
For Contract Owners invested in the Target Funds:
Pursuant to the Reorganization, each of the Target Funds will liquidate by transferring substantially all of its assets to the corresponding Acquiring Fund. Shares of each Target Fund will be closed to all new and subsequent investments, including program trades, effective as of the closing date. If you do not want any of your Contract Value to be automatically transferred from the Target Fund to the corresponding Acquiring Fund you must contact our Annuity Contact Center prior to the closing date and provide instructions to transfer Contract Value to another available fund. Additionally, any future contribution allocations currently directed to any of the Target Funds should be redirected to another available fund. If another fund is not selected prior to the closing date, we will automatically update future contribution allocations to reflect the corresponding Acquiring Fund.
Also due to the Reorganization, you will no longer be able to allocate new Premium Payments or make transfers to any of the Target Funds, including program trades, on or after the closing date.
As a result of the Reorganization:
•DCA, Asset Rebalancing and/or InvestEase® Programs: If you are enrolled in a DCA, Asset Rebalancing and/or InvestEase® Program that includes any of the Target Funds you may provide us alternative instructions prior to the closing date. If you do not provide us alternative instructions prior to closing date, we will automatically update your DCA, Asset Rebalancing and/or InvestEase® Program to replace the Target Fund with the corresponding Acquiring Fund;
•Automatic Income Program: If you are enrolled in an Automatic Income Program that includes any of the Target Funds, your income payments will continue to come out of the Target Fund until the Target Fund liquidates on or about the Reorganization Date. Upon the Target Funds’ liquidation, all Contract Value in each of the Target Funds will be automatically transferred to the corresponding Acquiring Fund and your Automatic Income Program will be automatically updated to replace the Target Fund with the corresponding Acquiring Fund, unless you provide us alternative instructions prior to the closing date; and
•Allocation Models (Pre-defined or custom (“self-select”)): If you are invested in an Allocation Model that includes any of the Target Funds, the model will be automatically updated on the closing date to replace each of the Target Funds with the corresponding Acquiring Fund. If you are in a “self-select” model and would like to change your selections or you would like to invest in a different model you may provide us new instructions at any time.

Fund transfers made into any other investment option within sixty calendar days after the Reorganization Date will not count against any limit on the number of transfers in one contract year.
If you have questions, or need assistance with fund transfers and updates to future contribution allocations, please call our Annuity Contact Center at 1-800-862-6668. Contact your investment professional if you need advice on your unique financial situation.
This supplement should be retained for future reference.
HV-8084